Registration No.  333-128949
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1063

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on October 25, 2005 at 2:00 p.m. pursuant to Rule 487.

                  ________________________________


                   Energy Select Portfolio, Series 18
                     Latin America Portfolio Series
                       Energy Portfolio, Series 18
           Water Utility & Infrastructure Portfolio, Series 2

                                 FT 1063

FT 1063 is a series of a unit investment trust, the FT Series. FT 1063 consists of four separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in common stocks (the "Securities"). The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


             The date of this prospectus is October 25, 2005

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Registered Public Accounting Firm  6
Statements of Net Assets                                 7
Schedules of Investments                                 9
The FT Series                                           14
Portfolios                                              14
Risk Factors                                            17
Public Offering                                         18
Distribution of Units                                   21
The Sponsor's Profits                                   23
The Secondary Market                                    23
How We Purchase Units                                   23
Expenses and Charges                                    24
Tax Status                                              24
Retirement Plans                                        26
Rights of Unit Holders                                  26
Income and Capital Distributions                        27
Redeeming Your Units                                    28
Removing Securities from a Trust                        29
Amending or Terminating the Indenture                   29
Information on the Sponsor, Trustee and Evaluator       30
Other Information                                       31

                        Summary of Essential Information

                                 FT 1063


At the Opening of Business on the Initial Date of Deposit-October 25, 2005


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                                      Energy              Latin America
                                                                                      Select Portfolio    Portfolio
                                                                                      Series 18           Series
                                                                                      _________           __________
Initial Number of Units (1)                                                               15,003              14,995
Fractional Undivided Interest in the Trust per Unit (1)                                 1/15,003            1/14,995
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900          $    9.900
    Maximum Sales Charge of 3.95% of the Public Offering Price per Unit (3.99% of
           the net amount invested, respectively, exclusive of the deferred sales
           charge and creation and development fee) (3)                               $     .395          $     .395
    Less Deferred Sales Charge per Unit                                               $    (.245)         $    (.245)
    Less Creation and Development Fee per Unit                                        $    (.050)         $    (.050)
Public Offering Price per Unit (4)                                                    $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                       $    9.655          $    9.655
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                               $    9.655          $    9.655
Estimated Net Annual Distributions per Unit for the first year (6)                    $    .1094          $     N.A.
Cash CUSIP Number                                                                     30270C 392          30270C 442
Reinvestment CUSIP Number                                                             30270C 400          30270C 459
Fee Accounts Cash CUSIP Number                                                        30270C 418          30270C 467
Fee Accounts Reinvestment CUSIP Number                                                30270C 426          30270C 475
Security Code                                                                             039952              039956
Ticker Symbol                                                                             FENYOX              FLAGRX

First Settlement Date                                  October 28, 2005
Mandatory Termination Date (7)                         October 25, 2007
Income Distribution Record Date                        Fifteenth day of each June and December, commencing December 15, 2005
Income Distribution Date (6)                           Last day of each June and December, commencing December 31, 2005

____________

See "Notes to Summary of Essential Information" on page 4.

                        Summary of Essential Information

                                 FT 1063


                    At the Opening of Business on the
                Initial Date of Deposit-October 25, 2005


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.


                                                                                      Energy              Water Utility
                                                                                      Portfolio           & Infrastructure
                                                                                      Series 18           Portfolio, Series 2
                                                                                      __________          __________
Initial Number of Units (1)                                                               15,003              15,006
Fractional Undivided Interest in the Trust per Unit (1)                                 1/15,003            1/15,006
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900          $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit (5.00% of
           the net amount invested, respectively, exclusive of the deferred sales
           charge and creation and development fee) (3)                               $     .495          $     .495
    Less Deferred Sales Charge per Unit                                               $    (.345)         $    (.345)
    Less Creation and Development Fee per Unit                                        $    (.050)         $    (.050)
Public Offering Price per Unit (4)                                                    $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                       $    9.555          $    9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                               $    9.555          $    9.555
Estimated Net Annual Distributions per Unit for the first year (6)                    $    .1043          $    .1302
Cash CUSIP Number                                                                     30270C 491          30270C 541
Reinvestment CUSIP Number                                                             30270C 509          30270C 558
Fee Accounts Cash CUSIP Number                                                        30270C 517          30270C 566
Fee Accounts Reinvestment CUSIP Number                                                30270C 525          30270C 574
Security Code                                                                             039960              039964
Ticker Symbol                                                                             FENGOX              FWATOX

First Settlement Date                                  October 28, 2005
Mandatory Termination Date (7)                         October 25, 2010
Income Distribution Record Date                        Fifteenth day of each June and December, commencing December 15, 2005
Income Distribution Date (6)                           Last day of each June and December, commencing December 31, 2005

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee until the end of the initial offering period and estimated organization costs until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period as set forth under "Fee Table." After such dates, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The estimated net annual distributions for subsequent years, $.1072, $.1014 and $.1266 for Energy Select Portfolio, Series 18; Energy Portfolio, Series 18; and Water Utility & Infrastructure Portfolio, Series 2, respectively, are expected to be less than that set forth above for the first year because a portion of the Securities included in the Trusts will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distributions you receive will vary from that set forth above with changes in each Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although Energy Select Portfolio, Series 18 and Latin America Portfolio Series each has a term of approximately two years, Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2 each has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             2-Year Trusts            5-Year Trusts
                                                                             ______________           _______________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           _____                    _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        2.45%(b)      $.245      3.45%(b)      $.345
Creation and development fee                                                 0.50%(c)      $.050      0.50%(c)      $.050
                                                                             _______       _______    _______       _______
Maximum Sales Charge (including creation and development fee)                3.95%         $.395      4.95%         $.495
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .290%(d)      $.0290     .290%(d)      $.0290
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .081%         $.0080     .082%         $.0080
Trustee's fee and other operating expenses                                   .119%(f)      $.0118     .172%(f)      $.0168
                                                                             _______       _______    _______       _______
Total                                                                        .200%         $.0198     .254%         $.0248
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                       1 Year     2 Years(g)  3 Years    5 Years
                                                       __________ __________  __________ __________
Energy Select Portfolio, Series 18                     $444       $464         N.A.       N.A.
Latin America Portfolio Series                          444        464         N.A.       N.A.
Energy Portfolio, Series 18                             549        575        $601       $658
Water Utility & Infrastructure Portfolio, Series 2      549        575         601        658

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge (3.95% for Energy Select Portfolio, Series 18 and Latin America Portfolio Series, and 4.95% for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2) and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.245 per Unit for Energy Select Portfolio, Series 18 and Latin America Portfolio Series, and $.345 for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2 which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing May 19, 2006.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2, other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) For Energy Select Portfolio, Series 18 and Latin America Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate two-year life.

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1063


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1063, comprising Energy Select
Portfolio, Series 18; Latin America Portfolio Series; Energy Portfolio, Series 18, and Water Utility & Infrastructure Portfolio, Series 2 (collectively, the "Trusts"), as of the opening of business on October 25, 2005 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on October 25, 2005, by correspondence with the Trustee. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1063, comprising Energy Select Portfolio, Series 18; Latin America Portfolio Series; Energy Portfolio, Series 18, and Water Utility & Infrastructure Portfolio, Series 2, at the opening of business on October 25, 2005 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
October 25, 2005

                            Statements of Net Assets

                                 FT 1063


                    At the Opening of Business on the
                Initial Date of Deposit-October 25, 2005


                                                                                      Energy              Latin America
                                                                                      Select Portfolio    Portfolio
                                                                                      Series 18           Series
                                                                                      __________          __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $148,526            $148,451
Less liability for reimbursement to Sponsor for organization costs (3)                    (435)               (435)
Less liability for deferred sales charge (4)                                            (3,676)             (3,674)
Less liability for creation and development fee (5)                                       (750)               (750)
                                                                                      ________            ________
Net assets                                                                            $143,665            $143,592
                                                                                      ========            ========
Units outstanding                                                                       15,003              14,995
Net asset value per Unit (6)                                                          $  9.576            $  9.576

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $150,026            $149,950
Less maximum sales charge (7)                                                           (5,926)             (5,923)
Less estimated reimbursement to Sponsor for organization costs (3)                        (435)               (435)
                                                                                      _________           ________
Net assets                                                                            $143,665            $143,592
                                                                                      ========            ========

__________

See "Notes to Statements of Net Assets" on page 8.

                            Statements of Net Assets

                                 FT 1063


At the Opening of Business on the Initial Date of Deposit-October 25, 2005



                                                                                      Energy              Water Utility
                                                                                      Portfolio           & Infrastructure
                                                                                      Series 18           Portfolio, Series 2
                                                                                      __________          __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $148,526            $148,558
Less liability for reimbursement to Sponsor for organization costs (3)                    (435)               (435)
Less liability for deferred sales charge (4)                                            (5,176)             (5,177)
Less liability for creation and development fee (5)                                       (750)               (750)
                                                                                      ________            ________
Net assets                                                                            $142,165            $142,196
                                                                                      ========            ========
Units outstanding                                                                       15,003              15,006
Net asset value per Unit (6)                                                          $  9.476            $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $150,026            $150,059
Less maximum sales charge (7)                                                           (7,426)             (7,428)
Less estimated reimbursement to Sponsor for organization costs (3)                        (435)               (435)
                                                                                      ________            ________
Net assets                                                                            $142,165            $142,196
                                                                                      ========            ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Energy Select Portfolio, Series 18 and Latin America Portfolio Series each has a Mandatory Termination Date of October 25, 2007. Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2 each has a Mandatory Termination Date of October 25, 2010.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $600,000 will be allocated among the four Trusts in FT 1063, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.245 per Unit for Energy Select Portfolio, Series 18 and Latin America Portfolio Series, or $.345 per Unit for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2, payable to the Sponsor in three approximately equal monthly installments beginning on May 19, 2006 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through July 20, 2006. If Unit holders redeem their Units before July 20, 2006 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6)Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price per Unit for Energy Select Portfolio, Series 18 and Latin America Portfolio Series (equivalent to 3.99% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee) or 4.95% of the Public Offering Price per Unit for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2 (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

                   Energy Select Portfolio, Series 18
                                 FT 1063


                    At the Opening of Business on the
                Initial Date of Deposit-October 25, 2005


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(3)                             Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
              Oil & Gas-Drilling (8%):
              ________________________________
  93          NE         Noble Corporation                                      4%              $ 63.62         $  5,917
 193          PTEN       Patterson-UTI Energy, Inc.                             4%                30.81            5,946

              Oil & Gas-Exploration & Production (20%):
              ________________________________
  94          APA        Apache Corporation                                     4%                62.95            5,917
  99          DVN        Devon Energy Corporation                               4%                60.30            5,970
 110          THX        The Houston Exploration Company*                       4%                53.97            5,937
 130          NFX        Newfield Exploration Company*                          4%                45.68            5,938
 143          XTO        XTO Energy, Inc.                                       4%                41.55            5,942

              Oil-Field Equipment & Services (20%):
              ________________________________
 178          BJS        BJ Services Company                                    4%                33.31            5,929
 102          CDIS       Cal Dive International, Inc.*                          4%                58.49            5,966
 168          GRP        Grant Prideco, Inc.*                                   4%                35.35            5,939
 213          MVK        Maverick Tube Corporation*                             4%                27.93            5,949
  99          WFT        Weatherford International Ltd.*                        4%                59.87            5,927

              Oil-Integrated (48%):
              ________________________________
  92          BP         BP Plc (ADR) (4)                                       4%                64.65            5,948
 103          CVX        Chevron Corporation                                    4%                57.83            5,957
  99          COP        ConocoPhillips                                         4%                60.30            5,970
  45          E          Eni SpA (ADR) (4)                                      4%               131.08            5,899
 104          XOM        Exxon Mobil Corporation                                4%                56.85            5,912
 100          MRO        Marathon Oil Corporation                               4%                59.60            5,960
  81          OXY        Occidental Petroleum Corporation                       4%                73.61            5,962
 171          PCZ        Petro-Canada (4)                                       4%                34.79            5,949
  79          PTR        PetroChina Company Limited (ADR) (4)                   4%                74.79            5,908
  94          PBR        Petroleo Brasileiro S.A. (ADR) (4)                     4%                63.14            5,935
 100          RDS/A      Royal Dutch Shell Plc (ADR) (4)                        4%                59.30            5,930
  48          TOT        Total S.A. (ADR) (4)                                   4%               124.09            5,956

              Oil-Refining & Marketing (4%):
              ________________________________
  61          VLO        Valero Energy Corporation                              4%               97.75            5,963
                                                                              _____                            ________
                               Total Investments                              100%                             $148,526
                                                                              =====                            ========

_____________

See "Notes to Schedules of Investments" on page 13.

                            Schedule of Investments

                     Latin America Portfolio Series
                                 FT 1063


                    At the Opening of Business on the
                Initial Date of Deposit-October 25, 2005


                                                                                   Percentage       Market      Cost of
Number     Ticker Symbol and                                                       of Aggregate     Value per   Securities to
of Shares  Name of Issuer of Securities (1)(3)                                     Offering Price   Share       the Trust (2)
_________  _____________________________________                                   _________        ______      _________
           Brazil (56%):
           _____________
 121       BBD     Banco Bradesco S.A. (ADR) (4)                                       4%           $ 49.03     $  5,933
 260       ITU     Banco Itau Holding Financeira S.A. (ADR) (4)                        4%             22.81        5,931
 145       BRP     Brasil Telecom Participacoes S.A. (ADR) (4)                         4%             40.98        5,942
 376       BAK     Braskem S.A. (ADR) (4)                                              4%             15.79        5,937
 221       CBD     Companhia Brasileira de Distribuicao Grupo Pao de Acucar (ADR)(4)   4%             26.87        5,938
 362       SBS     Companhia de Saneamento Basico do Estado de Sao Paulo -             4%             16.41        5,940
                      SABESP (ADR) (4)
 167       CIG     Companhia Energetica de Minas Gerais- CEMIG (ADR) (4)               4%             35.48        5,925
 149       RIO     Companhia Vale do Rio Doce (CVRD) (ADR) (4)                         4%             39.77        5,926
 154       ERJ     Empresa Brasileira de Aeronautica S.A. (Embraer) (ADR) (4)          4%             38.57        5,940
 457       GGB     Gerdau S.A. (ADR) (4)                                               4%             13.00        5,941
 169       GOL     GOL Linhas Aereas Inteligentes S.A. (ADR) (4)                       4%             35.22        5,952
  94       PBR     Petroleo Brasileiro S.A. (ADR) (4)                                  4%             63.14        5,935
 339       TNE     Tele Norte Leste Participacoes S.A. (Telemar) (ADR) (4)             4%             17.51        5,936
 496       VCP     Votorantim Celulose e Papel S.A. (ADR) (4)                          4%             11.98        5,942

           Chile (8%):
           ___________
 196       EOC     Empresa Nacional de Electricidad S.A. (Endesa-Chile) (ADR) (4)      4%             30.38        5,954
  49       SQM     Sociedad Quimica y Minera de Chile S.A. (ADR) (4)                   4%            121.05        5,931

           Colombia (4%):
           _____________
 266       CIB     Bancolombia S.A. (ADR) (4)                                          4%             22.30        5,932

           Luxembourg (4%):
           ________________
  53       TS      Tenaris S.A. (ADR) (4)                                              4%            111.94        5,933

           Mexico (24%):
           ______________
 245       AMX     America Movil S.A. de C.V. (ADR) (4)                                4%             24.26        5,944
 119       CX      Cemex S.A. de C.V. (ADR) (4)                                        4%             49.72        5,917
 198       HXM     Desarrolladora Homex S.A. de C.V. (ADR) (4)*                        4%             30.07        5,954
  87       FMX     Fomento Economico Mexicano, S.A. de C.V. (ADR) (4)                  4%             68.67        5,974
  83       TV      Grupo Televisa S.A. (ADR) (4)                                       4%             71.15        5,905
 294       TMX     Telefonos de Mexico S.A. de CV (Telmex) (ADR) (4)                   4%             20.23        5,948

           Peru (4%):
           __________
 196       BVN     Compania de Minas Buenaventura S.A. (ADR) (4)                       4%             30.31        5,941
                                                                                   _______                      ________
                         Total Investments                                           100%                       $148,451
                                                                                   ======                       ========

_____________

See "Notes to Schedules of Investments" on page 13.

                             Schedule of Investments

                       Energy Portfolio, Series 18
                                 FT 1063


                    At the Opening of Business on the
                Initial Date of Deposit-October 25, 2005


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(3)                             Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
              Oil & Gas-Drilling (8%):
              ________________________
  93          NE         Noble Corporation                                       4%             $ 63.62          $  5,917
 193          PTEN       Patterson-UTI Energy, Inc.                              4%               30.81             5,946

              Oil & Gas-Exploration & Production (20%):
              __________________________________________
  94          APA        Apache Corporation                                      4%               62.95             5,917
  99          DVN        Devon Energy Corporation                                4%               60.30             5,970
 110          THX        The Houston Exploration Company*                        4%               53.97             5,937
 130          NFX        Newfield Exploration Company*                           4%               45.68             5,938
 143          XTO        XTO Energy, Inc.                                        4%               41.55             5,942

              Oil-Field Equipment & Services (20%):
              _____________________________________
 178          BJS        BJ Services Company                                     4%               33.31             5,929
 102          CDIS       Cal Dive International, Inc.*                           4%               58.49             5,966
 168          GRP        Grant Prideco, Inc.*                                    4%               35.35             5,939
 213          MVK        Maverick Tube Corporation*                              4%               27.93             5,949
  99          WFT        Weatherford International Ltd.*                         4%               59.87             5,927

              Oil-Integrated (48%):
              _____________________
  92          BP         BP Plc (ADR) (4)                                        4%               64.65             5,948
 103          CVX        Chevron Corporation                                     4%               57.83             5,957
  99          COP        ConocoPhillips                                          4%               60.30             5,970
  45          E          Eni SpA (ADR) (4)                                       4%              131.08             5,899
 104          XOM        Exxon Mobil Corporation                                 4%               56.85             5,912
 100          MRO        Marathon Oil Corporation                                4%               59.60             5,960
  81          OXY        Occidental Petroleum Corporation                        4%               73.61             5,962
 171          PCZ        Petro-Canada (4)                                        4%               34.79             5,949
  79          PTR        PetroChina Company Limited (ADR) (4)                    4%               74.79             5,908
  94          PBR        Petroleo Brasileiro S.A. (ADR) (4)                      4%               63.14             5,935
 100          RDS/A      Royal Dutch Shell Plc (ADR) (4)                         4%               59.30             5,930
  48          TOT        Total S.A. (ADR) (4)                                    4%              124.09             5,956

              Oil-Refining & Marketing (4%):
              ________________________________
  61          VLO        Valero Energy Corporation                               4%             97.75              5,963
                                                                              ______                            ________
                               Total Investments                               100%                             $148,526
                                                                              ======                            ========

_____________

See "Notes to Schedules of Investments" on page 13.

                             Schedule of Investments

           Water Utility & Infrastructure Portfolio, Series 2
                                 FT 1063


                    At the Opening of Business on the
                Initial Date of Deposit-October 25, 2005


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(3)                             Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
              Water Infrastructure (60%):
              ___________________________
  79          MMM        3M Company                                              4%            $ 75.56           $  5,969
 877          CCC        Calgon Carbon Corporation                               4%               6.77              5,937
 116          DHR        Danaher Corporation                                     4%              51.12              5,930
 136          ESE        ESCO Technologies Inc.*                                 4%              43.66              5,938
 142          FELE       Franklin Electric Co., Inc.                             4%              41.91              5,951
 174          GE         General Electric Company                                4%              34.13              5,939
 145          IEX        IDEX Corporation                                        4%              41.10              5,959
  53          ITT        ITT Industries, Inc.                                    4%             112.85              5,981
 276          LAYN       Layne Christensen Company*                              4%              21.49              5,931
 214          MLI        Mueller Industries, Inc.                                4%              27.79              5,947
 358          NLC        Nalco Holding Co.*                                      4%              16.58              5,936
 228          PLL        Pall Corporation                                        4%              26.06              5,942
 164          PNR        Pentair, Inc.                                           4%              36.26              5,947
 165          ROP        Roper Industries, Inc.                                  4%              35.94              5,930
 217          WTS        Watts Water Technologies, Inc.                          4%              27.42              5,950

              Water Utilities (40%):
              _________________________________
 191          AWR        American States Water Company                           4%              31.05              5,931
 186          WTR        Aqua America Inc.                                       4%              31.99              5,950
 175          CWT        California Water Service Group                          4%              33.90              5,932
 386          CWCO       Consolidated Water Co., Ltd. (4)                        4%              15.40              5,944
 362          SBS        Companhia de Saneamento Basico do Estado de Sao         4%              16.41              5,940
                            Paulo - SABESP (ADR) (4)*
 279          MSEX       Middlesex Water Company                                 4%              21.26              5,932
 434          SWWC       Southwest Water Company                                 4%              13.70              5,946
 215          SZE        Suez S.A. (ADR) (4)                                     4%              27.61              5,936
 265          UU         United Utilities Plc (ADR) (4)                          4%              22.38              5,931
 141          VE         Veolia Environnement (ADR) (4)                          4%              42.05              5,929
                                                                              _______                            ________
                               Total Investments                               100%                              $148,558
                                                                              ======                             ========

_____________

See "Notes to Schedules of Investments" on page 13.


Page 12


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 25, 2005. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities        Profit
                                                          to Sponsor       (Loss)
                                                          ___________      _______
Energy Select Portfolio, Series 18                        $149,512         $ (986)
Latin America Portfolio Series                             148,899           (448)
Energy Portfolio, Series 18                                149,512           (986)
Water Utility & Infrastructure Portfolio, Series 2         147,067          1,491


(3) Common stocks of companies headquartered outside the United States comprise the percentage of investments of each Trust as indicated:
Energy Select Portfolio, Series 18, 28%;
Latin America Portfolio Series, 100%;
Energy Portfolio, Series 18, 28%; and
Water Utility & Infrastructure Portfolio, Series 2, 20%.

(4) This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt (ADR) on a U.S. national securities exchange.

(5) Securities of companies in the following industries comprise the percentage of the investments of the Latin America Portfolio Series as indicated:

   Consumer-Discretionary 8%, Consumer-Staples 8%, Energy 8%, Financial Services 12%, Industrials 8%, Materials 28%, Telecommunication Services 16%, Utilities 12%

* This Security has not paid a dividend in the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1063, consists of four separate portfolios set forth below:

- Energy Select Portfolio, Series 18

- Latin America Portfolio Series

- Energy Portfolio, Series 18

- Water Utility & Infrastructure Portfolio, Series 2

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

Each Trust invests in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. The objective of each Trust is to provide investors the potential for above-average capital appreciation.

Energy Select Portfolio, Series 18 and Energy Portfolio, Series 18 each consist of a portfolio of common stocks of companies engaged in the energy industry.

Energy is the vital force powering business, manufacturing and the transportation of goods and services to serve the American and world economies. Energy supply and demand plays an increasingly vital role in the national security and the economic output of our nation.

As the global need for energy grows, the challenge of developing clean fuel initiatives to make the most of traditional fossil fuels and investing in cutting edge research to identify new energy sources, like hydrogen fuels and fusion technologies, becomes increasingly important. Recent advances in the use of 3-D seismic imaging and directional drilling have improved efficiency, provided flexibility and offered increased potential of locating new energy supplies.

Industry Outlook.

The United States currently consumes approximately 30% of the world's supply of oil [Standard & Poor's Industry Surveys]; however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. In Asia, an average annual growth rate of 3% is projected for energy use, accounting for nearly 40% of the total projected increment in world energy consumption by 2025 [Energy Information Administration]. The Energy Information Administration projects that the total world energy consumption of marketed energy is expected to expand by approximately 54% between 2001 and 2025.

According to Baker Hughes, in August 2005, the number of active drilling rigs worldwide was up over 18% from one year earlier. This increase is due in part to higher oil and natural gas prices. Although current prices are high, demand continues to rise. Recently, OPEC agreed to increase its production of oil in an effort to cool high crude oil costs. In addition, OPEC has implemented a long-term strategy which is designed to deal with most market conditions through 2020. The plan calls for fair and stable prices along with stable world oil markets and secure global oil demand. [The Associated Press].


Based on the composition of the portfolio on the Initial Date of Deposit, Energy Select Portfolio, Series 18 and Energy Portfolio, Series 18 are each considered to be a Large-Cap Value Trust.


Latin America Portfolio Series invests in a diversified portfolio of common stocks issued primarily by companies headquartered in Latin America.

Why Invest Globally?

Historically, American investors have found substantial investment opportunities right here in the United States. However, world markets are expanding, companies are growing and trade is increasing, creating new opportunities for investors. In fact, approximately half of the world market capitalization is represented by companies based outside the United States compared to 1970 when U.S. companies represented roughly 66% of the world market capitalization. [Morgan Stanley Capital International] By investing a portion of your portfolio outside the United States, you may significantly expand your investment choices and participate in the long-term growth potential of foreign companies. The Latin America Portfolio Series provides a convenient and efficient way to add an international dimension to your investment portfolio.

Latin America Overview.

Latin America is a vast, diverse region consisting of countries with distinct characteristics. Brazil and Mexico are the two biggest markets and are characterized by their manufacturing experience and potential for growth. The United Nations projects the overall population of the region will increase by about 23% over the next 20 years, from 504 million to approximately 623 million.

Consider These Factors:

- Latin America has been one of the primary beneficiaries of better prices for its exports, improved trade and lower interest and inflation rates. According to the World Bank, Latin American countries enjoyed their greatest economic growth in the past 25 years in 2004, up 5.7%. Foreign direct investment was also on the rise in 2004, after continuous declines since 1999. [Latin America Press]

- China represents the largest foreign market for South American exports. China's growing demand for natural resources led to an increase in exports from South America from US$1.5 billion in 1990 to US$21.668 billion in 2004. The annual growth rate of 42% between 2000 and 2004 was well above the 26% growth rate for China's imports from the world in general. [Economic Commission for Latin America and the Caribbean]

- In 2004, the Brazilian economy grew 5.2%. Their economy is less vulnerable to international turbulence, thanks to exports of more than US$100 billion in the last 12 months. [Latin America Press] In addition, the Brazilian central bank lowered its benchmark overnight rate in September in an effort to bolster the country's economic expansion. The rate cut was the first in 17 months. [Bloomberg]

- The average growth rate for Mexico between 1995-2000 was a mere 1.6%. In 2004, the Mexican economy grew 4.4%. [Latin America Press] After Hurricane Katrina hit the Gulf of Mexico in August, driving up fuel prices, the Mexican central bank revised its growth estimates for this year from 3.75% to about 3%. [Bloomberg]

- In September, the Mexican central bank reduced its benchmark lending rate for the second time in two months in an effort to jumpstart the economy citing an improved inflation outlook. This reverses a trend of 12 rate increases. [Bloomberg]

The information above is intended to be illustrative of certain economic factors affecting certain Latin American countries. There is no assurance that the region as a whole will continue to experience economic growth or that the companies selected for the Trust will benefit.


Based on the composition of the portfolio on the Initial Date of Deposit, Latin America Portfolio Series is considered to be a Large-Cap Blend Trust.


Water Utility & Infrastructure Portfolio, Series 2 invests in a diversified portfolio of common stocks of companies in the water utility and infrastructure sector.

Today, the water industry represents the third largest industry in the world behind oil and electricity. The water industry is comprised of many companies that provide products and services geared toward the collection, conveyance, treatment and monitoring/analysis of water and wastewater for multiple purposes. Water is by far the most stable of all commodities due to the constant demand and uninterrupted supply. In the developing world, dirty water is a major health problem. In developed countries, demand is ever-increasing while water infrastructure is falling apart. The fact is, clean and cheap water is no longer something we can take for granted.

Infrastructure. The ever-increasing population and demands from industrial output continue to strain the aging water infrastructure. This has placed pressure on governments to rehabilitate their water infrastructure systems and raise the standards for quality and enforcement.

Consider the following:

- In the United States, as much as $1 trillion is needed over the next 20 years to upgrade and replace the nation's aging and deteriorating water infrastructure. [Barron's]

- The vice minister for construction in China estimates that the country needs to invest $241 billion by 2010 to improve the distribution and quality of water in its cities. [Bloomberg]

Water Utility. There are more than 54,000 community water systems in the United States serving roughly 268 million people. [Environmental Protection Agency] The majority of the population is being served by government-owned water systems. [Aqua America] The bulk of these systems tend to be small (serving less than 3,300 customers) and typically do not have the capital resources to meet the challenge of maintaining the system as well as making necessary improvements. [Environmental Protection Agency] The current environment may provide an opportunity for privately-owned utilities, which together currently serve only a small percentage of the population, to acquire these smaller systems for prices that provide a very high return on invested capital and allow for significant economies of scale.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $6 billion; Large-Cap-over $6 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short two-year life of Energy Select Portfolio, Series 18 and Latin America Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts are issued by companies with market capitalizations of less than $1.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Basic Materials. Because more than 25% of the Latin America Portfolio Series is invested in basic materials companies, this Trust is considered concentrated in the basic materials industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of basic materials industry include the general state of the economy, consolidation, domestic and international politics and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.


Energy Industry. Energy Select Portfolio, Series 18 and Energy Portfolio, Series 18 are considered to be concentrated in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters such as the recent hurricanes in the Gulf of Mexico will also impact the petroleum industry. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.


Industrials. Water Utility & Infrastructure Portfolio, Series 2 is considered to be concentrated in industrial stocks. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Water Utility and Infrastructure Industry. Water Utility & Infrastructure Portfolio, Series 2 is also considered to be concentrated in the water utility and infrastructure industry. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. All of the Securities in the Latin America Portfolio Series and certain of the Securities in the other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.


Brazil. Because 56% of the Securities in the Latin America Portfolio Series are issued by companies headquartered in Brazil, the Latin America Portfolio Series is considered to be concentrated in Brazil. A portfolio concentrated in a single country or geographic region may present more risks than a portfolio broadly diversified over several regions.

Despite adverse and ongoing political developments and allegations of corruption in political processes, the outlook for Brazil is a stable one that anticipates the continuation of the solid fundamentals in fiscal and external accounts that the country has achieved over the last several years. The outlook, however, assumes continued commitment to prudent macroeconomic policy by the current and future governments and an appropriate and adequate policy response to internal or external shocks. Should policy commitments falter as a result of the ongoing investigation into political corruption, the outlook could be negatively affected.

Brazil saw gross domestic product ("GDP") growth of 5.2% in 2004 and, according to the Organization for Economic Co-operation and Development, is expected to achieve GDP growth rates of 3.7% and 3.5% in 2005 and 2006, respectively. Brazil's fiscal and external economic performance has strengthened over the past three years. More solid fundamentals should better enable Brazil to withstand both adverse shocks and less-supportive global liquidity conditions. The combination of still-high fiscal and external debt burdens and dependence upon capital markets for financing, however, demands ongoing prudent policy efforts to maintain creditworthiness in the face of shocks. Various factors, including changes in government policy, economic recession, currency fluctuation and external shocks could significantly affect the markets in Brazil and could have a material adverse affect on the Securities.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.95% of the Public Offering Price for Energy Select Portfolio, Series 18 and Latin America Portfolio Series and 4.95% of the Public Offering Price for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2) and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially equal to $.295 per Unit for Energy Select Portfolio, Series 18 and Latin America Portfolio Series and $.395 per Unit for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0817 per Unit for Energy Select Portfolio, Series 18 and Latin America Portfolio Series or $.115 per Unit for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2 will be deducted from a Trust's assets on approximately the 20th day of each month from May 19, 2006 through July 20, 2006. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.45% of the Public Offering Price for Energy Select Portfolio, Series 18 and Latin America Portfolio Series or more than 3.45% of the Public Offering Price for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.45% of the Public Offering Price per Unit (equivalent to 3.573% of the net amount invested) for Energy Select Portfolio, Series 18 and Latin America Portfolio Series and 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested) for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2. The transactional sales charge will be reduced by 1/2 of 1% on each subsequent October 31, commencing October 31, 2006, to a minimum sales charge of 3.00% for Energy Select Portfolio, Series 18 and Latin America Portfolio Series and 3.00% for Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit for each Trust collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

For Energy Select Portfolio, Series 18 and Latin America Portfolio Series:

                             Your maximum     Dealer
 If you invest               sales charge     Concession
 (in thousands):*            will be:         will be:
_______________              __________       _________
$50 but less than $100        3.70%            2.90%
$100 but less than $250       3.45%            2.65%
$250 but less than $500       3.10%            2.35%
$500 but less than $1,000     2.95%            2.25%
$1,000 or more                2.45%            1.80%


For Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2:

                             Your maximum      Dealer
If you invest                sales charge      concession
(in thousands):*             will be:          will be:
______________               ____________     ____________
$50 but less than $100        4.70%            3.35%
$100 but less than $250       4.45%            3.25%
$250 but less than $500       3.95%            2.75%
$500 but less than $1,000     2.95%            2.00%
$1,000 or more                2.05%            1.25%


* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of Energy Portfolio, Series 18 or Water Utility & Infrastructure Portfolio, Series 2, or $1,000,000 or more in Units of Energy Select Portfolio, Series 18 or Latin America Portfolio Series, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the applicable table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

For Energy Select Portfolio, Series 18 and Latin America Portfolio Series, dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.15% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.15% of the sales price of these Units (1.80% for purchases of $1,000,000 or more).

For Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2, dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.00% for purchases of $500,000 but less than $1,000,000, and 1.25% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

For Energy Select Portfolio, Series 18 and Latin America Portfolio Series:

 Total Sales                                 Additional
 (in millions):                              Concession:
_________________                           ________________
$1 but less than $5                          0.10%
$5 or more                                   0.15%

For Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2:

 Total Sales                                 Additional
 (in millions):                              Concession:
_________________                           ________________
$1 but less than $5                          0.10%
$5 but less than $10                         0.15%
$10 or more                                  0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Payments of additional concessions described in this and the preceding paragraph may create an incentive for intermediaries and their agents to sell or recommend First Trust products, including the Trusts, over products offered by other sponsors or fund companies.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and, in the case of Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2, costs incurred in annually updating such Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs in the case of Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to such Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any;
and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Energy Portfolio, Series 18 and Water Utility & Infrastructure Portfolio, Series 2 will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.
Assets of the Trusts.

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at your Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Emmet, Marvin & Martin, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. Special rules may apply, however, if the Trusts hold assets other than Stocks and the advice of Emmet, Marvin & Martin, LLP does not address such other assets. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the


Page 16


Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 14 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information. You must notify the Trustee at least 15 business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $56 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2004, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $31,922,259 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, which are part of such registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

                   Energy Select Portfolio, Series 18
                     Latin America Portfolio Series
                       Energy Portfolio, Series 18
           Water Utility & Infrastructure Portfolio, Series 2
                                 FT 1063

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                              Commission in
                       Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-128949) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the

                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            October 25, 2005


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 1063 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated October 25, 2005. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         1
   Dividends                                                   1
   Foreign Issuers                                             2
   Brazil                                                      2
Concentrations
   Basic Materials                                             3
   Energy                                                      3
   Industrials                                                 4
   Water Utilities                                             4
Portfolios
   Energy Select Portfolio, Series 18 and
   Energy Portfolio, Series 18                                 5
   Latin America Portfolio Series                              6
   Water Utility & Infrastructure Portfolio, Series 2          8

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since all of the Securities included in Latin America Portfolio Series and certain of the Securities included in other Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Brazil. An investment in Units of the Latin America Portfolio Series should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The Trust is concentrated in companies headquartered in Brazil. A portfolio concentrated in a single country or geographic region may present more risks than a portfolio broadly diversified over several regions.

Despite adverse and ongoing political developments and allegations of corruption in political processes, the outlook for Brazil is a stable one that anticipates the continuation of the solid fundamentals in fiscal and external accounts that the country has achieved over the last several years. The outlook, however, assumes continued commitment to prudent macroeconomic policy by the current and future governments and an appropriate and adequate policy response to internal or external shocks. Should policy commitment falter as a result of the investigation into political corruption, the outlook could be negatively affected. Changes in government policy could significantly affect the markets in Brazil and could have a material adverse affect on the Securities. Brazil's fiscal and external economic performance has strengthened over the past three years. More solid fundamentals should better enable Brazil to withstand both adverse shocks and less-supportive global liquidity conditions. The combination of still-high fiscal and external debt burdens and dependence upon capital markets for financing, however, demands ongoing prudent policy efforts to maintain creditworthiness in the face of shocks.

Brazil's political situation remains fluid, and the implications for the 2006 electoral dynamics are far from certain. The evolution and outcome of investigations into corruption allegations in Brazil are generally unpredictable. The political crisis has not affected the conduct of macroeconomic policy to date, and, although not expected, such a risk cannot be completely discarded.


Concentrations

Basic Materials. An investment in Units of Latin America Portfolio Series should be made with an understanding of the problems and risks an investment in Securities of companies involved in the basic materials industry may entail. Companies in the basic materials industry are involved in the production of aluminum, chemicals, commodities, chemicals specialty products, forest products, non-ferrous mining products, paper products, precious metals and steel. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Energy. Energy Select Portfolio, Series 18 and Energy Portfolio, Series 18 are considered to be concentrated in common stocks of energy companies. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of a Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Industrials. Water Utility & Infrastructure Portfolio, Series 2 is considered to be concentrated in common stocks of industrial companies. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Water Utilities. An investment in Units of Water Utility & Infrastructure Portfolio, Series 2 should be made with an understanding of the characteristics of the water utility industry and the risks which such an investment may entail. General problems of the public utility industry include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; water conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Mergers in the utility industry may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall.

Portfolios

    Equity Securities Selected for Energy Select Portfolio, Series 18
                     and Energy Portfolio, Series 18

Energy Select Portfolio, Series 18 and Energy Portfolio, Series 18 each contain common stocks of the following companies:


Oil & Gas-Drilling
__________________

Noble Corporation, headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Oil & Gas-Exploration & Production
__________________________________

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.

The Houston Exploration Company, headquartered in Houston, Texas, is an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of natural gas and oil reserves in North America.

Newfield Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties located principally in the Gulf of Mexico.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.

Oil-Field Equipment & Services
_______________________________

BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.

Cal Dive International, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Grant Prideco, Inc., headquartered in Houston, Texas, manufactures and supplies oilfield drill pipe and other drill stem products, as well as engineered connections, and tubing and casing.

Maverick Tube Corporation, headquartered in Chesterfield, Missouri, is a producer of tubular steel products used in energy and industrial applications.

Weatherford International Ltd., headquartered in Houston, Texas, is a provider of equipment and services used for the drilling, completion and production of oil and natural gas wells.

Oil-Integrated

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Petro-Canada, headquartered in Calgary, Alberta, Canada, is a Canadian oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

PetroChina Company Limited (ADR), headquartered in Beijing, China, is engaged in many petroleum-related activities, including the exploration, development and production of crude oil and natural gas.

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Royal Dutch Shell Plc (ADR), headquartered in The Hague, the
Netherlands, engages in the exploration and production of crude oil and natural gas worldwide. The company operates in five segments:
Exploration and Production, Gas and Power, Oil Products, Chemicals, and Other Industry & Corporate.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Oil-Refining & Marketing
________________________

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.


      Equity Securities Selected for Latin America Portfolio Series

Latin America Portfolio Series contains common stocks of the following companies:


Brazil
______

Banco Bradesco S.A. (ADR), headquartered in Osasco, Brazil, provides a range of banking and financial products and services in Brazil and internationally to individuals, small to mid-sized companies, and local and international corporations and institutions.

Banco Itau Holding Financeira S.A. (ADR), headquartered in Sao Paulo, Brazil, offers banking services to individuals and corporations in Brazil and internationally.

Brasil Telecom Participacoes S.A. (ADR), headquartered in Brasilia, Brazil, provides local and long-distance telecommunications services in Brazil.

Braskem S.A. (ADR), headquartered in Sao Paulo, Brazil, produces petrochemicals and generates electricity. The company produces ethylene, propylene, benzene, toluene, xylenes, butadiene, butene, isoprene, dicyclopentediene, MTBE, caprolactam, ammonium sulfate, cyclohexene, polyethylene theraphtalat, polyethylene, and polyvinyl chloride (PVC).

Companhia Brasileira de Distribuicao Grupo Pao de Acucar (ADR), headquartered in Sao Paulo, Brazil, through its subsidiaries, operates as a retailer of food products, apparel, electric, and electronic devices and other items that comprise its lines sold at hypermarkets, supermarkets, and department stores.

Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP (ADR), headquartered in Sao Paulo, Brazil, operates public water and sewage systems in the state of Sao Paulo, Brazil. The company also provides water on a bulk basis to certain municipalities in the Sao Paulo metropolitan region that do not have water production systems.

Companhia Energetica de Minas Gerais- CEMIG (ADR), headquartered in Belo Horizonte, Brazil, an integrated energy company, engages in the generation, transmission, and distribution of electricity in Minas Gerais, Brazil.

Companhia Vale do Rio Doce (CVRD) (ADR), headquartered in Rio de
Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.

Empresa Brasileira de Aeronautica S.A. (Embraer) (ADR), headquartered in Sao Jose dos Campos, Brazil, engages in the design, development, manufacture, and sale of commercial aircrafts, defense aircrafts, and corporate jets.

Gerdau S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is principally engaged in the production of crude steel and related long-rolled products, drawn products and long specialty products.

GOL Linhas Aereas Inteligentes S.A. (ADR), headquartered in Sao Paulo, Brazil, provides airline services on routes between the cities of Brazil.

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Tele Norte Leste Participacoes S.A. (Telemar) (ADR), headquartered in Rio de Janeiro, Brazil, through its subsidiaries, provides telecommunications services in Brazil.

Votorantim Celulose e Papel S.A. (ADR), headquartered in Sao Paulo, Brazil, engages in the production and distribution of pulp and paper products in Brazil and internationally.

Chile
_____

Empresa Nacional de Electricidad S.A. (Endesa-Chile) (ADR), headquartered in Santiago, Chile, operates as a public electric generation company with operations in Chile, Argentina, Brazil, Colombia, and Peru.

Sociedad Quimica y Minera de Chile S.A. (ADR), headquartered in
Santiago, Chile, engages in the production and distribution of specialty fertilizers, iodine, lithium, and other industrial chemicals. The company extracts natural resources and develops them into products.

Colombia
________

Bancolombia S.A. (ADR), headquartered in Medellin, Colombia, provides banking products and services to industrial companies, small-and medium sized enterprises, and individuals.

Luxembourg
__________

Tenaris S.A. (ADR), headquartered in Luxembourg, Luxembourg, is a global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. The company recently opened its newest research and development center in Veracruz, Mexico, which will complement its R&D centers in Argentina, Japan and Italy.

Mexico
______

America Movil S.A. de C.V. (ADR), headquartered in Mexico City, Mexico, is the leading provider of wireless communications services in Mexico, with a network that covers approximately 86% of Mexico's population.

Cemex S.A. de C.V. (ADR), headquartered in Monterrey, Mexico, is a global producer and marketer of cement and ready-mix products, with operations primarily concentrated in cement markets across five continents.

Desarrolladora Homex S.A. de C.V. (ADR), headquartered in Culiacan, Mexico, operates as a vertically-integrated home development company focusing on entry-level, middle income, and residential housing in Mexico.

Fomento Economico Mexicano, S.A. de C.V. (ADR), headquartered in Monterrey, Mexico, operates as a beverage company in Latin America. It operates through four subholding companies: Coca-Cola FEMSA, S.A. de C.V.; FEMSA Cerveza, S.A. de C.V.; FEMSA Comercio, S.A. de C.V.; and FEMSA Empaques, S.A. de C.V.

Grupo Televisa S.A. (ADR), headquartered in Mexico City, Mexico, a media company, primarily produces Spanish-language television programs, and owns a library of Spanish-language television programming.

Telefonos de Mexico S.A. de CV (Telmex) (ADR), headquartered in Mexico City, Mexico, is a provider of telecommunication services to users of domestic and international telephone services in Mexico.

Peru
____

Compania de Minas Buenaventura S.A. (ADR), headquartered in Lima, Peru, is engaged in the mining, processing, development and exploration of gold, silver, and, to a lesser extent, other metals, in Peru.


Equity Securities Selected for Water Utility & Infrastructure Portfolio,
                                Series 2

Water Utility & Infrastructure Portfolio, Series 2 contains common stocks of the following companies:


Water Infrastructure
____________________

3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies. Designed for deep applications, its large size makes it ideal for use as a digging shield over sensitive underground facilities.

Calgon Carbon Corporation, headquartered in Pittsburgh, Pennsylvania, offers products and services for the purification, separation, and concentration of liquids and gases primarily in the United States.

Danaher Corporation, headquartered in Washington, D.C., produces and sells electronic test tools; storage tank leak detection systems;
motion, speed and position instruments and sensing devices; and general purpose and automotive specialty tools.

ESCO Technologies Inc., headquartered in St. Louis, Missouri, is a producer of engineered products and systems for industrial and commercial applications sold to customers worldwide.

Franklin Electric Co., Inc., headquartered in Bluffton, Indiana, is primarily engaged in the design, manufacture and distribution of motors, electronic controls and related parts and equipment.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

IDEX Corporation, headquartered in Northbrook, Illinois, designs, manufactures, and markets a broad range of pump related products, dispensing equipment and other engineered products.

ITT Industries, Inc., headquartered in White Plains, New York, is a global multi-industry company engaged in the design and manufacture of a range of engineered products and in the provision of related services.

Layne Christensen Company, headquartered in Mission Woods, Kansas, and its subsidiaries provide services and products to the water resources, mineral exploration, geoconstruction and energy markets.

Mueller Industries, Inc., headquartered in Memphis, Tennessee, is a manufacturer of copper, brass, plastic and aluminum products.

Nalco Holding Co., headquartered in Naperville, Illinois, and its subsidiaries provide integrated water treatment and process improvement services, and chemicals and equipment programs for industrial and institutional applications worldwide.

Pall Corporation, headquartered in East Hills, New York, designs, produces and markets filters and separation equipment. The company's products are used primarily in the life sciences and industrial markets for applications such as blood collection, drug development and production, oil refining, and production of safe drinking water.

Pentair, Inc., headquartered in Golden Valley, Minnesota, is a diversified industrial manufacturer operating in three segments: tools, water and enclosures. The company's products are manufactured and distributed in North America, Asia and Europe.

Roper Industries, Inc., headquartered in Bogart, Georgia, designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide.

Watts Water Technologies, Inc., headquartered in North Andover,
Massachusetts, is a global manufacturer of safety and flow control products for residential and commercial plumbing, heating and water quality markets.

Water Utilities
_______________

American States Water Company, headquartered in San Dimas, California, through its principal subsidiary, Southern California Water Company, engages in the purchase, production, distribution, and sale of water.

Aqua America Inc., headquartered in Bryn Mawr, Pennsylvania, is a water utility company. The company supplies water to residential, commercial, industrial, and public customers. It serves residents through its water and wastewater operations in Pennsylvania, Ohio, Illinois, Texas, New Jersey, Indiana, Virginia, Florida, North Carolina, Maine, Missouri, New York, South Carolina, and Kentucky.

California Water Service Group, headquartered in San Jose, California, is engaged in the supply and distribution of water and the providing of water-related utility services.

Consolidated Water Co., Ltd., headquartered in George Town, Cayman Islands, engages in the processing and supply of water to customers in the Cayman Islands, Belize, Barbados, the British Virgin Islands and the Commonwealth of the Bahamas.

Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP (ADR), headquartered in Sao Paulo, Brazil, operates public water and sewage systems in the state of Sao Paulo, Brazil. The company also provides water on a bulk basis to certain municipalities in the Sao Paulo metropolitan region that do not have water production systems.

Middlesex Water Company, headquartered in Iselin, New Jersey, through its subsidiaries, engages in the ownership and operation of regulated water utility systems in central and southern New Jersey and in Delaware, as well as a regulated wastewater utility in southern New Jersey.

Southwest Water Company, headquartered in Los Angeles, California, and its subsidiaries provide water production, treatment, and distribution; wastewater collection and treatment; utility billing and collection; utility infrastructure construction management; and public works services in the United States.

Suez S.A. (ADR), headquartered in Paris, France, treats water, constructs water treatment plants, sells chemical products for water treatment, distributes electricity and gas, collects, treats and recycles waste, and offers cable television and Internet access services. The company operates throughout the world.

United Utilities Plc (ADR), headquartered in Warrington, England, provides wastewater and water services in northwest England through its wholly-owned subsidiary, United Utilities Water.

Veolia Environnement (ADR), headquartered in Paris, France, offers waste management services and logistics for industrial clients, sorting and recycling of materials, waste treatment through incineration, composting and storage, and final recovery of waste in the form of energy or organic materials.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1

                           SIGNATURES

     The Registrant, FT 1063, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1063, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 25, 2005.

                              FT 1063

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By   Jason T. Henry
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     )  October 25, 2005
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )  Jason T. Henry
                           Corporation, the   )  Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-128949 of FT 1063 of our report dated October 25, 2005, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.




DELOITTE & TOUCHE LLP


Chicago, Illinois
October 25, 2005

                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1063 and certain subsequent Series, effective October 25, 2005 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator,  and First Trust Advisors L.P., as  Portfolio
         Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter   Agreement  (incorporated   by   reference   to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.

                               S-7